FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of May 2011
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _______

CGGVeritas Announces Ship Management Joint Venture
with Eidesvik Offshore
PARIS, France — May 2nd, 2011 — CGGVeritas (ISIN: 0000120164 — NYSE: CGV) announced today a new joint venture with the Norwegian ship-owner Eidesvik Offshore to manage ten high-capacity 3D vessels in the CGGVeritas fleet, including the two new X-BOW vessels, Oceanic Vega and Oceanic Sirius. The joint venture, CGGVeritas Eidesvik Ship Management AS, will be based in Bergen and is 51% owned by Eidesvik and 49% owned by CGGVeritas.
The joint venture marks a step-change in the way CGGVeritas operates its high-end seismic vessels. It creates an integrated team of highly skilled professionals dedicated to ship management to fully support and develop the performance of the fleet. CGGVeritas and Eidesvik are both contributing resources and support to the joint venture.
Jean-Georges Malcor, CEO of CGGVeritas, said: “This new joint venture is a key step in our performance action plan. It builds a strong partnership that is focused on shared objectives around the operational excellence of our marine fleet and supports our plans to streamline the number of our maritime partners. I look forward to working closer with our long-term partner Eidesvik to further strengthen our business in the future.”
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 2nd, 2011	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary